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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------
                                    FORM 11-K
                               ------------------


     |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                     For the year ended: December 31, 2002

     |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

           For the transition period from               to
                                         ---------------  -----------------

                        Commission File Number: 000-50332

                 PREMIERWEST BANCORP 401(K) PROFIT SHARING PLAN
                            (Full title of the Plan)

                               PREMIERWEST BANCORP
        (Name of the issuer of the securities held pursuant to the Plan)

                                503 Airport Road
                                Medford, OR 97504
              (address of principal executive office of the issuer)

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                                       1

                 PREMIERWEST BANCORP 401(K) PROFIT SHARING PLAN

                                TABLE OF CONTENTS


REPORT OF INDEPENDENT AUDITORS                                                4
Financial Statements
Statements of net assets available for benefits
   As of December 31, 2002 and 2001                                           7
Statement of changes in net assets available for benefits
   For the year ended December 31, 2002                                       8
Notes to financial statements                                                 9
SUPPLEMENTAL SCHEDULE*
Schedule of Assets (Held at End of Year)                                     15
Signature                                                                    16

Exhibit 23: Consent of Independent Auditors

----------
* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

                              REQUIRED INFORMATION

ITEM 4  FINANCIAL STATEMENTS AND EXHIBITS

   (a)  Financial Statements

        Financial statements prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3.

   (b)  Exhibits:

        23  Consent of Moss Adams LLP, Independent Accountants (filed herewith).

                               PREMIERWEST BANCORP
                           401(K) PROFIT SHARING PLAN

                          INDEPENDENT AUDITOR'S REPORT
                                       AND
                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

                                                                        CONTENTS
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                                                                          Page

INDEPENDENT AUDITOR'S REPORT                                                6


FINANCIAL STATEMENTS
      Statements of net assets available for benefits                       7
      Statement of changes in net assets available for benefits             8
      Notes to financial statements                                       9-13


SUPPLEMENTAL INFORMATION
      Schedule H, line 4i - Schedule of assets (held at end of year)        14

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








INDEPENDENT AUDITOR'S REPORT



To the Administrative Committee of
PremierWest Bancorp 401(k) Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


MOSS ADAMS LLP

Medford, Oregon
July 16, 2003

                                  PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                           December 31
                                                --------------------------------
                                                    2002                2001
                                                ------------        ------------

ASSETS
   Investments
      Investments, at fair value
         PremierWest Bancorp common stock       $    520,554        $    219,350
         Pooled seperate accounts                  2,106,337           2,185,442
      Investments, at contract value
         Guaranteed investment contracts             303,349             258,626
      Participant loans, at cost                      30,730              36,725
                                                ------------        ------------

                                                   2,960,970           2,700,143
                                                ------------        ------------

   Contribution receivable from employer               3,236               4,052
   Cash                                                   65               7,353
                                                ------------        ------------

                                                       3,301              11,405
                                                ------------        ------------

                                                $  2,964,271        $  2,711,548
                                                ============        ============



























See accompanying notes.                                                     7
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
                                  PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO
   Investment income (loss)
      Net depreciation in fair value of investments             $   (360,693)
      Interest and dividends                                          19,246
                                                                -------------

                                                                    (341,447)
                                                                -------------

   Contributions
      Participants'                                                  572,009
      Employer                                                       168,663
      Participants' rollovers                                        101,584
                                                                -------------

                                                                     842,256
                                                                -------------

                                                                     500,809

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Benefits paid to participants                                     248,086
                                                                -------------

NET INCREASE                                                         252,723

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                               2,711,548
                                                                -------------

   End of year                                                  $  2,964,271
                                                                ============





















See accompanying notes.                                                     8
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
                                  PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

     The following description of the PremierWest Bancorp 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a defined contribution plan covering all eligible employees of PremierWest Bancorp and its subsidiaries, PremierWest Bank (collectively, "the Bank" or "Employer"). Manufacturers Life Insurance Company (U.S.A.) (Manulife) is the custodian (the Custodian) for the pooled separate accounts, guaranteed investment contracts and participant loans and Northwest Retirement Plans, Inc. (Northwest) is the record keeper for the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     ELIGIBILITY - All employees of the Bank who are age 18 or older are eligible to participate in the Plan beginning on the first day of the month following the completion of one hour of service.

     CONTRIBUTIONS - Each participant may elect to contribute a portion of his or her annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation as a payroll deduction and are paid to the Plan by the Bank. In addition, at the Bank's discretion, the Bank may make matching contributions and/or additional contributions up to 25% of each eligible participant's contributions, as limited by the IRC. During the year ended December 31, 2002, the Bank elected to match 100% of the first 3% of the base compensation that a participant contributed to the Plan and made no profit sharing contribution. Participants direct the investment of their contributions into various investment options offered by the Plan.

     PARTICIPANTS' ACCOUNTS - Participants' contributions are credited to the individual accounts. Each participant's account is also credited with Employer contributions and allocations of the Plan's earnings or losses. Allocations are based on the participant's eligible contributions or compensation, as defined.

     VESTING - Participants are immediately vested in their elective contributions, all rollovers and transfers from other qualified plans, and the actual earnings or losses on these contributions, rollovers and transfers. Vesting in the participant's share of the Employer's contributions and actual earnings or losses thereon is based on years of credited service. A participant is 100% vested after six years of credited service.

     In addition, upon death, disability or retirement at age 62 or older, participants will immediately become 100% vested in their share of the Bank's contributions and the actual earnings or losses thereon.

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
                                  PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

     PARTICIPANT LOANS - Participants who meet certain requirements of the Plan may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance. Notes receivable transactions are treated as transfers to (from) the applicable investment fund from (to) the participant notes receivable fund. Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant's account. The participant loans bear interest at rates commensurate with local prevailing rates as determined by the plan administrator, which is fixed at the time of the note. Note terms generally range from one to five years but may be extended to a maximum of 15 years if the loan is used to purchase a primary residence. Interest rates on participant loans outstanding at December 31, 2002 ranged from 6.75% to 10.50%.

     PAYMENTS OF BENEFITS - Upon retirement, death or separation of services, participants (or their beneficiaries) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or an annuity. Upon retirement or separation of service with an account balance less than $5,000, the plan administrator can choose to distribute payment in the form of a lump-sum.

     FORFEITURES - If a participant terminates employment before becoming fully vested, the unvested portion of the Bank's contributions is forfeited upon the earlier of the distribution of the participant's vested account or five consecutive one-year breaks in service. Forfeitures are utilized to reduce the Bank's future contributions. As of December 31, 2002 there were no forfeited nonvested accounts. In 2002, forfeitures amounted to $21,057 and were used to reduce the Bank's matching contributions.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements have been prepared on the accrual basis of accounting under accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES - The preparation of financial statements and schedules in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

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
                                  PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     INVESTMENT VALUATION - The Plan's investments in common stock and pooled separate accounts are stated at fair value. The fair value of the common stock is based on quoted market prices. The fair value of the pooled separate accounts is based on the market value of the underlying investments held within the funds. The Plan's guaranteed investment contracts are stated at contract value as reported to the Plan by Manulife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participant notes receivable are stated at cost, which approximates fair value.

     Due to changes in economic conditions, interest rates and common stock prices, the fair value of the Plan's investments can be volatile. Consequently, the fair value of the Plan's investments can significantly change in the near term as a result of such volatility.

     Purchases and sales of investment securities are recorded on a trade-date basis.

     INCOME RECOGNITION - Contributions from participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements. Employer contributions are accrued as they are determined by the Bank.

     The difference in fair value from one period to the next is recorded as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits. Net appreciation (depreciation) in fair value of investments also includes realized gains or losses on the sale of such investments during the period. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

     PLAN EXPENSES - All administrative expenses of the Plan are paid by the Bank, except for certain withdrawal fees which are charged directly to the respective participants' accounts.

     RISKS AND UNCERTAINTIES AND CONCENTRATIONS OF CREDIT RISK - The Plan provides for various investment options that have different investment strategies. These investments are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for plan benefits.

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
                                  PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 3 - INVESTMENTS

     All investments are participant directed. Participants have the option of investing in the common stock of the Employer, pooled separate accounts, or guaranteed investment contracts with Manulife. Manulife maintains participant contributions in a general account. The account is allotted with earnings or losses on the underlying investments and is charged for participant withdrawals and administrative expenses. Participants should refer to the separate prospectuses for a complete description of the individual investment funds.

     The following presents the fair values of investments that represent 5% or more of the Plan's net assets:

                                                              December 31,
                                                        ------------------------
                                                           2002          2001
                                                        -----------  -----------

        PremierWest Bancorp Stock Fund                  $  520,554   $  219,350
        Pooled seperate accounts
           Lifestyle Balanced 640 Fund                  $  451,519   $  497,516
           Lifestyle Growth 820 Fund                    $  209,706   $  221,256
           Lifestyle Conservative 280 Fund              $  206,114   $  139,741
           Lifestyle Moderate 460 Fund                  $  157,249   $  225,219
           Money Market Fund                            $  152,149   $  115,501
           Lifestyle Aggressive 1000 Fund               $   86,405   $  147,918
        Manulife Guaranteed Interest Account - 10 year  $  229,096   $  203,248


     During the year ended December 31, 2002 the Plans investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:

        Common Stock                                    $   (7,314)
        Pooled seperate accounts                        $ (353,379)
                                                        -----------
                                                        $ (360,693)
                                                        ===========

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANY

     The Plan has entered into benefit-responsive investment contracts with Manufacturers Life Insurance Company (Manulife). Manulife maintains the contributions in general accounts. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Manulife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

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
                                  PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANY (Continued)

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.66%, 4.48%, and 4.96%, respectively, for the three-year, five-year, and ten-year guaranteed investment contracts for the year ended December 31, 2002. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.


NOTE 5 - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan's termination, participants would become fully vested in their accounts and the value of all participant accounts would be distributed to them. Additionally, the Employer has the authority to amend the Plan at its discretion, provided that no amendment shall cause the balance of any participant's account to be reduced.


NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

     The Company is the Plan sponsor and administrator and pays certain administrative costs including accounting, legal, and consulting fees on behalf of the Plan. The trustees are also participants of the Plan.


NOTE 7 - INCOME TAX STATUS

     The Bank has adopted a non-standardized Defined Contribution Regional Prototype Plan (the Prototype Plan), which received a favorable determination letter from the Internal Revenue Service on November 27, 2001, which stated that the Prototype Plan and related trust were designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of December 31, 2002. Consequently, no provision for income taxes has been included in the accompanying financial statements.

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





















                                                        SUPPLEMENTAL INFORMATION
--------------------------------------------------------------------------------

                                  PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
                  SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                         EIN 93-1282171 PLAN 001
                                                               DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                              **
(a)     (b) Identity of issue   (c) Description of investment including    (d) Cost    (e) Current
          borrower, lessor, or        maturity date, rate of interest,                      Value
             similar party           collateral, par, or maturity value
---------------------------------------------------------------------------------------------------
 *      Manulife Financial      Guaranteed Interest Account
                                3.66% - 4.96%, various maturity dates          N/A         303,349
 *      Manulife Financial      Pooled seperate accounts                       N/A       2,106,337
        A.G. Edwards & Sons     Cash                                           N/A              65
 *      PremierWest Bancorp     86,759 shares                                  N/A         520,554
        Participant loans       6.75% - 10.5%                                   --          30,730


 * Party-in-interest
** Not required for participant directed investments


                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

           PREMIERWEST BANCORP CORPORATION 401(K) PROFIT SHARING PLAN
                            (full Title of the Plan)


Date:    October 30, 2003         By: /s/ John Anhorn
                                      ------------------------------------------
                                      John Anhorn, President and Chief Executive
                                      Officer
                                      and Plan Trustee

                                   EXHIBIT 23
                                   ----------
                         CONSENT OF INDEPENDENT AUDITORS
                         -------------------------------

We consent to the incorporation by reference in Registration Statement No. 333-109419 of PremierWest Bancorp on Form S-8 of our report dated July 16, 2003 appearing in this Annual Report on Form 11-K of the PremierWest Bancorp 401(k) Profit Sharing Plan for the year ended December 31, 2002.



                                                     /s/ Moss Adams LLP
                                                     Medford, Oregon
                                                     October 30, 2003